

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Tianyu Xia
Chief Financial Officer
HiTek Global Inc.
Unit 304, No. 30 Guanri Road
Siming District
Xiamen City, Fujian Province
People's Republic of China

>   **Re: HiTek Global Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed April 27, 2023**
>   **File No. 001-39339**

Dear Tianyu Xia:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Introductory Notes, page ii

1.   We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of "PRC" or "China" for the purpose of your annual report. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People's Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Tianyu Xia
HiTek Global Inc.
August 7, 2023
Page 2

Item 3. Key Information
Our Corporate Structure, page 1

2.   Please revise to include a footnote to your diagram which identifies the VIE shareholders, their relationship to the company, if any, and their percentage ownership in each entity.

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries, page 36

3.   Please revise to address the following as it relates to your condensed consolidating financial statements:
   • Include a separate line item in the VIE and its Subsidiaries (VIE) column of the statements of operations reflecting any expense paid to WFOE and its Subsidiary (WFOE) for services pursuant to the terms of the Exclusive Consulting and Service Agreement. Also, clarify whether the "income for VIE and its subsidiaries" in the WFOE column represents the service fee income received from the VIE pursuant to this Agreement. To the extent service fees have not been paid, please explain.
   • Relabel the balances sheet line item titled "Equity in the VIE and its subsidiaries through the VIE Agreements" so as not to give the impression that the WFOE holds any equity interest in the VIE. In this regard, consider renaming this line item to, for example, "net assets of" VIE and its subsidiaries thought the VIE Agreements.
   • Revise to present any intercompany receivables and payables between the VIE and the parent company, and the VIE and the WFOE, separately from any amounts due to/due from between the parent, WFOE and other subsidiaries. In this regard, at a minimum any unpaid service fees between the VIE and WFOE should be reflected in separate line items as due to WFOE in the VIE column and due from VIE in the WFOE column. To the extent such amount have been paid, ensure they are properly reflected in the consolidating cash flow worksheet.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Joan Wu